

Mail Stop 3233

March 13, 2017

Via E-Mail
Adam Berk
Chief Executive Officer and President
Stem Holdings, Inc.
20283 State Road 7
Boca Raton, Florida 33498

> **Re: Stem Holdings, Inc.**
> **Form 10-12G**
> **Filed February 13, 2017**
> **File No. 000-55751**

Dear Mr. Berk:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you may consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In such event, please incorporate your responses to our comments in your periodic reports, as applicable.

2. Please revise to include updated financial statements and related information for the period ended December 31, 2016.

Overview of the Business, page 3

3.   We note your disclosure on page 3 that each of the parties to the Multiparty Agreement is an affiliate of your founders. Please revise your disclosure to specifically identify and explain each of your founders' affiliations, including ownership percentages, with these entities as well as clarify, if true, that the Multiparty Agreement provides for the assignment of a right to purchase or lease the three initial properties from these affiliated entities, which you intend to lease to OpCo Holdings.

History, page 7

4.   We note your references to the continuing trend toward, and the opportunity created by, the legalization of marijuana for medical and recreational use in certain states within the United States. Please revise to clarify that state laws referenced herein do not supersede the prohibitions set forth under federal law. In addition, please tell us the basis for your statement that "once it is permissible under U.S. federal law for a publicly-traded company to engage in the marijuana business" or remove this statement.

The Cannabis Industry in Oregon, page 7

5.   We note your disclosure that U.S. attorneys across the country have agreed to respect Oregon state laws regulating the growth and use of cannabis in the state. Please balance the disclosure throughout to clarify that marijuana continues to be illegal under federal law and revise to remove any mitigating language regarding the risks associated with your business.

Item 1A. Risk Factors, page 8

6.   Please add risk factor disclosure to discuss, to the extent applicable, management's lack of experience in running a public company.

Because marijuana is illegal under federal law . . . , page 8.

7.   Please revise to specify that federal law preempts state laws that legalize marijuana and more specifically describe the impact that federal law could have on your business, including the risk that you could be deemed to facilitate the selling or distribution of marijuana in violation of the federal Controlled Substances Act.

Federal laws and regulations may hinder the Company's ability . . . , page 8

8.   Please revise your risk factors to include the risk regarding difficulties you may have in accessing bankruptcy courts as a marijuana-related business.

Item 5. Directors and Executive Officers, page 21

9.   Please revise your disclosure of the business experience of your directors and executive officers to identify and discuss their principal occupations/employment during the last five years, identifying the month and year each occupation/employment commenced and ended. Please refer to Item 401(e)(1) of Regulation S-K.

Willamette Property, page 24

10.   Please identify the shareholder referenced in this section and the basis on which the shareholder is a related person, or advise. Refer to Item 404(a)(1) of Regulation S-K. Please also tell us what consideration you gave to whether the other transactions provided for under the Multiparty Agreement, including the lease of the 42nd Street Property, are related person transactions requiring disclosure under Item 404 of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 26

11.   Please revise this section to name the persons or identify the class of persons to whom the shares of common stock were sold. Refer to Item 701(b) of Regulation S-K.

Notes to the Financial Statements, page F-7

7. Commitments and contingencies, page F-13

12.   We note you are currently negotiating the acquisition of a farm property in Mulino, Oregon. Please tell us whether or not you have entered into a contract of sale and if you believe this acquisition is probable.

Unaudited Pro Forma Balance Sheet of Stem Holdings, Inc., page F-15

13.   Please tell us how you determined it was not necessary to disclose the pro forma impact on your earnings of the lease you entered into on the property at 800 N. 42nd Street.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Eric McPhee, Senior Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Robert L. B. Diener, Esq.
        Law Offices of Robert Diener